UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BLUE STAR FOODS CORP.

(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value

(Title of Class of Securities)

None

(CUSIP Number)

Christopher Constable

Chief Financial Officer

Blue Star Foods Corp.

3000 NW 109th Avenue

Miami, Florida 33172

(305)-836-6858

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. None

1.	NAME OF REPORTING PERSONS Carlos Faria I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Venezuala

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,120,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,120,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14.	TYPE OF REPORTING PERSON IN

* Based on 16,015,000 shares of common stock which are outstanding as of December 6, 2018.

2

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Blue Star Foods Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3000 NW 109th Avenue, Miami, Florida 33172.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Carlos Faria (the “Reporting Person”).

(b) The Reporting Person’s business address is 3000 NW 109th Avenue, Miami, Florida 33172.

(c) The Reporting Person’s principal occupation is President and Chief Executive Officer of the Issuer. The name and address of the Reporting Person’s employer is Blue Star Foods Corp., 3000 NW 109th Avenue, Miami, Florida 33172.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Venezuela.

Item 3. Source and Amount of Funds or Other Consideration

Merger

On November 8, 2018, the Issuer (formerly A.G. Acquisition Group II, Inc.), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), with John Keeler & Co., Inc., d/b/a Blue Star Foods, a privately held Florida corporation (“Original Blue Star”), Blue Star Acquisition Corp., a newly formed, wholly-owned Florida subsidiary of the Issuer (“Acquisition Sub”), and the Reporting Person, Original Blue Star’s sole stockholder. Pursuant to the terms of the Merger Agreement, Acquisition Sub merged with and into Original Blue Star, which was the surviving corporation and thus became our wholly-owned subsidiary (the “Merger”).

Immediately prior to the consummation of the Merger, the Reporting Person held an option to purchase 104 shares of common stock of Original Blue Star at an exercise price of $10,000 per share. As a result of the Merger, such option was converted into an immediately exercisable ten-year option to purchase 3,120,000 shares of Common Stock at an exercise price of $0.333 per share.

Lock-Up

In connection with the Merger, the Reporting Person entered into a lock-up agreement (the “Lock-Up Agreement”), whereby the Reporting Person is restricted for a period of 18 months after the Merger (the “Restricted Period”), from sales or dispositions (including pledges) in excess of 50% of the Common Stock held by the Reporting Person and at a price below $2.20 per share (such restrictions together, the “Lock-Up”). Notwithstanding such restrictions, during the Restricted Period the Reporting Person may transfer up to 10% of his shares to a charitable organization which agrees to be bound by such Lock-Up restrictions. From and after the Restricted Period, the Reporting Person may not sell, dispose or otherwise transfer more than one-third of the Common Stock held by him in any two-month period.

3

Item 4. Purpose of Transaction

The Reporting Person acquired the option to purchase shares of Common Stock to which this Statement relates as part of the Merger. The Reporting Person was appointed President and Chief Executive Officer and a director of the Issuer as part of the Merger.

Except as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. However, it is possible that at a future date the Reporting Person may decide to sell shares of the Common Stock or to acquire additional shares of the Common Stock (or securities convertible or exercisable into Common Stock) through open market or privately negotiated transactions or formulate plans or proposals which relate to or would result in any of the matters set forth below. Any such future decisions will be made by the Reporting Person in light of the then current financial conditions and prospects of the Issuer, the market value of the Common Stock, the financial condition of the Reporting Person and other relevant factors.

Item 5. Interest in Securities of the Issuer

(a) As of December 6, 2018, the Reporting Person is deemed the beneficial owner of 3,120,000 shares of Common Stock (which may be acquired through the exercise of a stock option) representing 16.3% of the Common Stock based on 16,015,000 shares of Common Stock outstanding as of such date.

(b) The Reporting Person has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 3,120,000 shares of Common Stock.

(c) Except as described herein, during the past 60 days, the Reporting Person affected no transactions in the shares of Common Stock.

(d) No other entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are held by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1	Agreement and Plan of Merger and Reorganization, dated November 8, 2018, by and among Blue Star Foods Corp. (formerly A.G. Acquisition Group II, Inc.), John Keeler & Co., Inc., d/b/a Blue Star Foods, Blue Star Acquisition Corp. and John Keeler (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 14, 2018)

2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 14, 2018)

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2018

/s/ Carlos Faria
Carlos Faria

5